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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )*


                             INFINIUM SOFTWARE, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    45662Y109
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                                 (CUSIP Number)


                               Kathy Fields, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Robert A. Pemberton

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a)
                                                                            (b)

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

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                              7    SOLE VOTING POWER

    NUMBER OF                      7,000(1)

      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,211,563(2)
     OWNED BY
                              --------------------------------------------------
       EACH                   9    SOLE DISPOSITIVE POWER

    REPORTING                      7,000(1)

      PERSON                  --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
       WITH
                                   2,211,563(2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,218,563

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.3% (3)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

--------------------------------------------------------------------------------

(1) Consists of 7,000 shares of common stock issuable pursuant to outstanding stock options exercisable within 60 days of September 30, 2002. These shares are subject to the Voting Agreement described in Item 6.

(2) Consists of 2,036,563 shares held by The Robert A. Pemberton Family Trust and 175,000 shares held by the Pemberton Family Foundation, Inc. These shares are subject to the Voting Agreement described in Item 6. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

(3) Based on 13,565,863 shares of Common Stock outstanding as of September 30, 2002.


                                  Schedule 13D

Item 1. SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "shares"), of Infinium Software, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 25 Communications Way, Hyannis, Massachusetts 02601.

Item 2. IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Robert A. Pemberton. He is the Chairman of the Company. The Company is a provider of Web-integrated enterprise business applications. The principal executive offices of the Company are located at 25 Communications Way, Hyannis, Massachusetts 02601.

     During the past five years, Mr. Pemberton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Pemberton was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pemberton is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 2,218,563 shares to which this Schedule 13D relates were purchased from the Company for aggregate consideration of $1,500 paid by Mr. Pemberton in August 1981 in connection with the formation of the company.

Item 4. PURPOSE OF TRANSACTION.

     Pursuant to an Agreement and Plan of Merger, dated as of October 28, 2002, by and among SSA Global Technologies, Inc., a Delaware corporation ("SSA"), Samurai Merger Subsidiary, Inc., a Massachusetts corporation and a direct wholly-owned subsidiary of SSA (the "Merger Sub"), and the Company (the "Merger Agreement"), SSA, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into the Voting Agreement, dated as of October 28, 2002 (the "Voting Agreement"), described in Item 6 of this
Schedule 13D. The Voting Agreement was a condition precedent to the willingness of SSA to enter into the Merger Agreement, and was entered into by the

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parties thereto in order to increase the likelihood that the approval of the
Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

     Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) the Merger Sub will merge with and into the Company,
(ii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of SSA, (iv) each Share will be converted into the right to receive $7.00 in cash (subject to certain conditions and exceptions set forth in the Merger Agreement), (v) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Merger, (vi) the Restated Articles of Organization of the Company, as amended, shall be amended in their entirety to read as the Articles of Organization of the Merger Sub as in effect immediately prior to the Merger, provided that the name of the Surviving Corporation shall be "Infinium Software, Inc." until thereafter changed or amended, and (vii) the by-laws of the Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Amount beneficially owned:

     2,211,563 shares with shared voting and dispositive power (1)

     7,000 shares with sole voting and dispositive power (2)

     Percent of class:

     16.3% (3)

(1) Consists of 2,036,563 shares held by The Robert A. Pemberton Family Trust and 175,000 shares held by the Pemberton Family Foundation, Inc. These shares are subject to the Voting Agreement described in Item 6. Mr. Pemberton is the trustee of The Robert A. Pemberton Family Trust and president of the Pemberton Family Foundation. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections13(d) or 13(g) of the Act or for any other purposes.

(2) Consists of 7,000 shares of common stock issuable pursuant to outstanding stock options exercisable within 60 days of September 30, 2002. These shares are subject to the Voting Agreement described in Item 6.

(3) Based on 13,565,863 shares of Common Stock outstanding as of September 30, 2002.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Voting Agreement, among other things, SSA, the Company and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall, and shall cause their affiliates to, terminate all discussions regarding possible acquisitions of the Company that would interfere with the Merger, and shall advise SSA of any requests for information with respect to a possible

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acquisition of the Company, (ii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the shares subject to the Voting Agreement, except pursuant to the terms of the Merger Agreement, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the shares subject to the Voting Agreement (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any action required in furtherance thereof, and (b) in opposition of any other acquisition of the Company, any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company pursuant to the Merger Agreement or the Voting Agreement and any other action which in SSA's reasonable judgment is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Voting Agreement and the Merger Agreement, and (iv) each Stockholder irrevocably granted and appointed certain affiliates of SSA as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement incorporated by reference as Exhibit 2 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals (as defined in the Merger Agreement), (ii) the approval, adoption and recommendation of the Merger, (iii) the amendment of the Rights Agreement (as defined in the Merger Agreement) and (iv) various other matters customary in agreements for transactions such as or similar to the Merger.

          The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger, dated as of October 28, 2002, by and among SSA Global Technologies, Inc., Samurai Merger Subsidiary, Inc. and Infinium Software, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated October 28, 2002, filed by Infinium Software, Inc.

          2. Voting Agreement, dated as of October 28, 2002, by and among SSA Global Technologies, Inc., Infinium Software, Inc. and certain other parties identified therein, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, dated October 28, 2002, filed by Infinium Software, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002


                                              /s/ Robert A. Pemberton
                                              ----------------------------------
                                              Robert A. Pemberton